ChinaEdu Corporation Announces Resignation of Board Member Amol Shah

BEIJING, May 19, 2011 /PRNewswire-Asia/ -- ChinaEdu Corporation (NASDAQ: CEDU) ("ChinaEdu" or the "Company"), a leading online education services provider in China, today announced that Mr. Amol Shah has resigned from ChinaEdu's board of directors, effective May 19, 2011. Mr. Shah is Managing Director of Educational Services at McGraw Hill Education and is based in New York City.

Julia Huang, ChinaEdu's chairman and chief executive officer, commented, "On behalf of the board of directors, I thank Mr. Shah for his two years of service on our board of directors. With his extensive knowledge of the education industry and operational expertise, Mr. Shah has made significant contributions to our success."

Mr. Shah is resigning due to increased demands on his time and travel schedule.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company's primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company's other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has 17 long-term contracts that generally vary from 10 to 50 years in length. ChinaEdu also performs recruiting services for 21 universities through our nationwide learning center network.

For investor and media inquiries, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +86 13911672124
E-mail: helen@chinaedu.net

Jin Yu
Investor Relations Manager
ChinaEdu Corporation
Phone: +86 15711096022
E-mail: jinyu@chinaedu.net